UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

Guerrilla RF, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

40162G203

(CUSIP Number)

Todd B. Hammer

North Run Capital, LP

867 Boylston Street

5th Floor #1361

Boston, MA 02116

Robert A. Petitt, Esq.

Blank Rome LLP

125 High Street

Boston, MA 02110

(617) 415-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40162G203

1	NAME OF REPORTING PERSON NR-PRL Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,098,361*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 10,098,361*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,098,361*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.94%*
14	TYPE OF REPORTING PERSON OO

*

Consists of Warrants (as defined in Item 4) exercisable for an aggregate of 2,885,246 shares of common stock and shares of Series A Preferred (as defined in Item 4) initially convertible into an aggregate of 7,213,115 shares of common stock that are held directly by NR-PRL Partners, LP. As of the date hereof, 10,098,361 shares of common stock would be issuable upon exercise of Warrants and/or conversion of the Series A Preferred.

CUSIP No. 40162G203

1	NAME OF REPORTING PERSON NR-PRL Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,098,361*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 10,098,361*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,098,361*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.94%*
14	TYPE OF REPORTING PERSON OO

*

Consists of Warrants (as defined in Item 4) exercisable for an aggregate of 2,885,246 shares of common stock and shares of Series A Preferred (as defined in Item 4) initially convertible into an aggregate of 7,213,115 shares of common stock that are held directly by NR-PRL Partners, LP. As of the date hereof, 10,098,361 shares of common stock would be issuable upon exercise of Warrants and/or conversion of the Series A Preferred.

CUSIP No. 40162G203

1	NAME OF REPORTING PERSON Todd B. Hammer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,098,361*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,098,361*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,098,361*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.94%*
14	TYPE OF REPORTING PERSON IN

*

Consists of Warrants (as defined in Item 4) exercisable for an aggregate of 2,885,246 shares of common stock and shares of Series A Preferred (as defined in Item 4) initially convertible into an aggregate of 7,213,115 shares of common stock that are held directly by NR-PRL Partners, LP. As of the date hereof, 10,098,361 shares of common stock would be issuable upon exercise of Warrants and/or conversion of the Series A Preferred.

CUSIP No. 40162G203

1	NAME OF REPORTING PERSON Thomas B. Ellis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,098,361*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,098,361*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,098,361*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.94%*
14	TYPE OF REPORTING PERSON IN

*

Consists of Warrants (as defined in Item 4) exercisable for an aggregate of 2,885,246 shares of common stock and shares of Series A Preferred (as defined in Item 4) initially convertible into an aggregate of 7,213,115 shares of common stock that are held directly by NR-PRL Partners, LP. As of the date hereof, 10,098,361 shares of common stock would be issuable upon exercise of Warrants and/or conversion of the Series A Preferred.

CUSIP No. 40162G203

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (the “Shares”), of Guerrilla RF, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2000 Pisgah Church Road, Greensboro, NC 27455.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	NR-PRL Partners, LP, a Delaware limited partnership (“NR-PRL LP”), with respect to the Shares directly and beneficially owned by it;

(ii)	NR-PRL Partners, LLC, a Delaware limited liability company (“NR-PRL GP”), as the general partner of NR-PRL LP;

(iii)	Todd B. Hammer, as a member of NR-PRL GP; and

(iv)	Thomas B. Ellis, as a member of NR-PRL GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)	The address of the principal office of each of the Reporting Persons is 867 Boylston Street, 5th Floor #1361, Boston, MA 02116.

(c)

The principal business of NR-PRL LP is investing in securities. The principal business of NR-PRL GP is serving as the general partner of NR-PRL LP. Messrs. Hammer and Ellis are the principals and sole members of NR-GRI GP.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	NR-PRL LP and NR-PRL GP are each organized under the laws of the State of Delaware. Messrs. Hammer and Ellis are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities of the Issuer purchased by NR-PRL LP were purchased with working capital. The aggregate purchase price of the 22,000 shares of Series A Convertible Preferred Stock, which are initially convertible into 7,213,115 Shares, and warrants to purchase 2,885,246 Shares, directly owned by NR-PRL LP was $22.0 million.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer reported herein based on the Reporting Persons’ belief that the securities, when purchased, were undervalued and represented an attractive investment opportunity.

The Reporting Persons will monitor and evaluate their investment in the Issuer on a continuing basis and may engage in discussions with management, the board of directors of the Issuer and other stockholders of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors, including, without limitation: (a) the Issuer’s business, operations, assets, financial condition and prospects; (b) market, general economic and other conditions; and (c) other investment opportunities available to the Reporting Persons, the Reporting Persons may take such actions with respect to this investment as they deem appropriate including, without limitation, (1) acquiring Shares or other securities of the Issuer, (2) making proposals to the Issuer regarding changes in the capitalization, ownership structure, operations or board representation, or (3) disposing of some or all of the Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

On August 2, 2024, the Issuer entered into a securities purchase agreement (the “Purchase Agreement”) with NR-PRL LP, pursuant to which the Issuer agreed to issue and sell to NR-PRL LP, in a private placement (the “PIPE Transaction”), 22,000 shares of the Issuer’s newly designated Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred”) and warrants (the “Warrants”) to purchase up to 2,885,246 Shares, for an aggregate purchase price of $22.0 million, subject to the terms and conditions set forth in the Purchase Agreement. On August 5, 2024, the Issuer issued and sold an aggregate of 22,000 shares of Series A Preferred at a per-share purchase price of $1,000 (the “Stated Value”) and the Warrants to NR-PRL LP for aggregate gross proceeds of $22.0 million (the “Closing”).

The powers, preferences, rights, qualifications, limitations and restrictions applicable to the Series A Preferred are set forth in the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock (the “Certificate of Designations”). The initial conversion price of the shares of Series A Preferred issued at the Closing is $3.05, subject to customary adjustments (the “Conversion Price”). The Series A Preferred are subject to automatic redemption for cash upon a fundamental transaction by the Issuer, which includes a merger, sale of all or substantially all the assets of the Issuer, recapitalization, or the sale by the Issuer of shares resulting in more than 50% ownership by a person or group. In such event, the redemption price would be equal to the greater of the applicable liquidation preference, and (ii) the product of (A) the conversion rate at such time, multiplied by (B) either (x) in the event of a fundamental transaction in which all of the outstanding shares are exchanged for, or the consideration per Share in the fundamental transaction (or in the absence of such consideration, the volume-weighted average price of the Issuer’s Shares immediately preceding the closing of the fundamental transaction).

Except as otherwise set forth in the Certificate of Designations the Series A Preferred will vote together with the Shares on an as-converted basis based on the number of Shares into which such shares of Series A Preferred are then convertible.

The Certificate of Designations provides that, for so long as NR-PRL LP beneficially owns at least 20% of the Shares underlying the Series A Preferred issued pursuant to the Purchase Agreement (the “Ownership Condition”), the Issuer may not, without the consent of NR-PRL LP: create, authorize, or issue shares of capital stock that are senior or pari passu to the Series A Preferred; incur aggregate indebtedness for borrowed money (subject to certain exceptions) in excess of $10.0 million; change its line of business; or amend, alter or repeal any provision of its amended and restated certificate of incorporation or bylaws in a manner that adversely affects the special rights, powers and preferences of the Series A Preferred. In addition, the Purchase Agreement provides that, for so long as the Ownership Condition is satisfied, the Issuer may not, without the consent of NR-PRL LP, within 120 days of the Closing issue any equity securities (subject to exceptions for stock plans and acquisitions).

Under the Purchase Agreement, the Issuer has agreed that for so long as the Ownership Condition is satisfied, NR-PRL LP will have a right to participate on a pro rata basis in equity financings or issuances of securities convertible, exercisable, or exchangeable into equity securities of the Issuer or any subsidiaries in capital-raising transactions (including debt securities with an equity component), subject to certain exceptions.

The Purchase Agreement provides that the Board of Directors of the Issuer (the “Board”) will approve an increase in the size of the Board from eight to ten directors to be effective immediately and will appoint each of Messrs. Hammer and Ellis (the “Board Designees”) to the Board effective immediately. The Purchase Agreement further provides that, at any shareholders’ meeting at which directors are to be elected and for so long as NR-PRL LP satisfies the Ownership Condition, the Board will nominate and recommend the reelection of any Board Designees whose terms of office expire at such shareholder meeting.

Pursuant to the Purchase Agreement, the Issuer issued Warrants to purchase an aggregate of 2,885,246 Shares at an exercise price of $3.05 per share, subject to adjustments as provided under the terms of the Warrants. The Warrants are exercisable at any time up to and including the five and a half year anniversary of the Closing. The Warrants may be exercised on a cashless basis, and the Warrants will automatically be exercised on a cashless basis upon the expiration of the Warrants if not otherwise exercised prior thereto.

In connection with the PIPE Transaction, on August 2, 2024, the Issuer and NR-PRL LP entered into a registration rights agreement (the “Registration Rights Agreement”), whereby the Issuer is required to file a registration statement pursuant to the Securities Act of 1933, as amended, to register for resale the Shares issuable upon conversion of the Series A Preferred and the Shares issuable upon exercise of the Warrants.

The foregoing descriptions of the Purchase Agreement, the Certificate of Designations, the form of Warrant and the Registration Rights Agreement are qualified in their entirety by reference to the full text of the Purchase Agreement, the Certificate of Designations, the form of Warrant and the Registration Rights Agreement, which are included as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively, hereto and are incorporated by reference herein.

Messrs. Hammer and Ellis were designated by NR-PRL LP to serve as directors of the Issuer immediately following the Closing, as described above, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Other than in their capacity as a directors of the Issuer following such appointment, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)—(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein; however, the Reporting Persons, at any time and from time to time, may review, reconsider and change their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)

The aggregate percentage of Shares reported owned by each person named herein is based upon 10,123,045 Shares outstanding as of August 2, 2024, as reported in the Purchase Agreement, a copy of which was attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 6, 2024, and assumes the exercise of the reported Warrants and/or the conversion of the Series A Preferred.

Each of Mr. Hammer and Mr. Ellis, as the sole members of NR-PRL GP, may be deemed to beneficially own 10,098,361 Shares beneficially owned by NR-PRL LP that are issuable upon exercise of the Warrants and/or conversion of the Series A Preferred.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)	Each of NR-PRL GP and Messrs. Hammer and Ellis may be deemed to share the power to vote and dispose of the Shares owned by NR-PRL LP.

(c)

Except as otherwise set forth herein, there have been no transactions in securities of the Issuer by the Reporting Persons during the past 60 days. Pursuant to the Purchase Agreement, at the Closing on August 5, 2024, NR-PRL LP purchased 22,000 shares of Series A Preferred and Warrants to purchase 2,885,246 Shares for $22.0 million.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure with respect to the PIPE Transaction set forth in Item 4 above, including the descriptions of the Purchase Agreement, the Certificate of Designations, the form of Warrant and the Registration Rights Agreement, is incorporated herein by reference.

On August 7, 2024, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Securities Purchase Agreement, dated as of August 2, 2024 (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on August 6, 2024).

99.2

Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock (incorporated herein by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on August 6, 2024).

99.3	Form of Common Stock Purchase Warrant (incorporated herein by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on August 6, 2024).

99.4	Registration Rights Agreement, dated as of August 2, 2024 (incorporated herein by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on August 6, 2024).

99.5	Joint Filing Agreement, dated August 12, 2024.

CUSIP No. 40162G203

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2024

NR-PRL PARTNERS, LP

By:	NR-PRL Partners GP, LLC, its General Partner

By:	/s/ Thomas B. Ellis
	Name:	Thomas B. Ellis
	Title:	Managing Member

NR-PRL PARTNERS GP, LLC

By:	/s/ Thomas B. Ellis
	Name:	Thomas B. Ellis
	Title:	Managing Member

/s/ Todd B. Hammer
Todd B. Hammer

/s/ Thomas B. Ellis
Thomas B. Ellis